SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       STANDARD MICROSYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

        Delaware                                    11-2234952
(State of Incorporation                          (I.R.S. Employer
or Organization)                                Identification no.)

        80 Arkay Drive
      Hauppauge, New York                               11788
(Address of Principal Executive Offices)              (Zip Code)

If this form relates to the                If this form relates to the
registration of a class                    registration of a class
of securities pursuant to                  of securities pursuant to
Section 12(b) of the Exchange              Section 12(g) of the Exchange
Act and is effective pursuant to           Act and is effective pursuant to
General Instruction A.(c), please          General Instruction A.(d), please
check the following box. |__|              check the following box. |x|


Securities Act registration statement file number to which this form relates:________________________
                                    (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class                  Name of Each Exchange on Which
to be so Registered                  Each Class is to be Registered

    None

Securities to be registered pursuant to Section 12(g) of the Act:

               Preferred Stock Purchase Rights
                      (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

                 On January 6, 1998, the Board of Directors of Standard Microsystems Corporation (the "Company") extended the Company's
Stockholder Preferred Stock Purchase Rights Plan, initially adopted in 1988, by declaring a dividend distribution of one
Right for each outstanding share of Company Common Stock (the
"Common Stock") to stockholders of record at the close of business on January 13, 1998. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Participating Preferred Stock, par value $.10 per share (the "Preferred Stock"), at a Purchase
Price of $50 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the
"Rights Agreement") between the Company and ChaseMellon
Shareholder Services, L.L.C., as Rights Agent.

                 Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 15 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") (other than a person that acquires the Common Stock directly from the Company pursuant to a transaction that the Company's independent directors determine is fair to, and in the best interests of, the Company's stockholders (a "Direct Acquiror") or
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock.

                 Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with, and only with, such Common Stock certificates,
(ii) new Common Stock certificates issued after January 13, 1998 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                 The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 12, 2008, unless earlier redeemed by the Company as described below.
The Rights will not be exercisable, and shall be void so long as held, by a holder (a "Nonqualified Holder") in any jurisdiction where the requisite qualification for the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable.

                 As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution
Date, and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise, conversion, or exchange of securities issued prior to the Distribution Date and the vesting or payment of securities awarded to employees prior to the Distribution Date, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

                 Each holder of a Right will have the right to receive, upon exercise of a Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right, upon the occurrence of the following events: (i) a Person other than a Direct Acquiror becomes the beneficial owner of more than 30% of the outstanding Common Stock (except pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock that the independent directors determine to be fair to, and otherwise in the best interests of, the Company and its stockholders); (ii) the Board of Directors declares any Person an Adverse Person, upon a determination that such person has become the Beneficial Owner of an amount of Common Stock that the Board of Directors determines to be substantial (which amount shall in no event be less than 20% of the outstanding Common Stock) and a determination by at least a majority of the Board of Directors who are not officers of the Company, after reasonable inquiry and investigation, that (A) such beneficial ownership is intended to cause the Company to repurchase such person's Common Stock or to pressure the Company to take action intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or (B) such beneficial ownership is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, investors in the Company's subsidiaries, or licensors to the Company of patent rights or technology, or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company; (iii) any Acquiring Person
(A) merges into the Company and the Company is the surviving corporation and the Common Stock of the Company remains outstanding and unchanged, (B) transfers assets to the Company in exchange for Common Stock or other equity securities of the Company, (C) sells, purchases, leases, exchanges, mortgages, pledges, transfers to, from or with the Company, assets having an aggregate fair market value of more than $1,000,000 on terms less favorable to the Company than the Company would be able to obtain at arm's-length, (D) receives any compensation from the Company other than for full-time employment as a regular employee at rates in accordance with the Company's past practices or for other services, rights, or value at less than arm's-length terms, or (E) receives the benefit of any loans, guarantees, or other financial assistance or any tax credits or other tax advantage provided by the Company; or (iv) while there is an Acquiring
Person, there is any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company that has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by any Acquiring Person.

                 For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person or an Adverse Person
(or by certain related parties) or a Nonqualified Holder, following an event set forth in the preceding paragraph, would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share value of $12.50 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $50.

                 Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the second preceding paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.
However, Rights are not exercisable following the occurrence of any of

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
the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                 In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination transaction and Common Stock is changed into or exchanged for other securities or property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above), other than a Nonqualified Holder, shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. If the merger follows an offer described in the parenthetical of clause (i) of the third preceding paragraph, and pursuant to the merger the Company's stockholders receive the same consideration for their Common Stock as stockholders received pursuant to such offer, the Rights become unexercisable and expire.

                 The purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred
Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                 In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until 15 days following the Stock Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common
Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of holders of Rights will be to receive the $.01 redemption price. The Company may not redeem the Rights if the Board of Directors has previously declared a person to be an Adverse Person.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                 Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights
Agreement may be amended by the Board of Directors of the

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

Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement;
provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                 As of January 5, 1998, there were 15,913,106 shares of Common Stock of the Company outstanding. Each share of Common
Stock of the Company outstanding at the close of business on January 13, 1998 will receive one Right. As long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future, including but not limited to shares of Common Stock issuable upon conversion of any series of convertible preferred stock or debt instruments of the Company and shares of Common Stock issuable upon exercise of options granted by the Company. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued pursuant to the exercise of stock options granted prior to the Distribution Date or pursuant to awards under employee plans made prior to the Distribution Date or upon the exercise, conversion, or exchange of securities of the Company issued prior to the Distribution Date. In any other case, after the Distribution
Date, the Company may issue Rights when it issues Common Stock, if the Board of Directors deems it to be necessary or appropriate. Initially, 30,000 shares of Preferred Stock are reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not affect any prospective offeror willing to make an all cash offer at a full and fair price, or willing to negotiate with the Board of Directors. The Rights will not interfere with any merger or other business combination approved by the Board of Directors, since the Board of Directors may, at its option, at any time until 15 days following the Stock Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

                 The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as
Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

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
Item 2.  Exhibits.

               1 Form of Rights Agreement, dated as of January 7, 1998 between Standard Microsystems Corporation and ChaseMellon Shareholder Services, L.L.C., which includes as Exhibit B thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).

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
                       SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                            STANDARD MICROSYSTEMS CORPORATION


                                             Eric M. Nowling
Date:  January 13, 1998             By:  /s/ Eric M. Nowling
                                             Vice President, Chief
                                             Financial Officer and
                                                  Treasurer

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
                          EXHIBIT INDEX

Exhibit Number                           Description

     1                         Rights Agreement, dated as of
                               January 7, 1998 between
                               Standard Microsystems
                               Corporation and ChaseMellon
                               Shareholder Services, L.L.C.,
                               which includes as Exhibit B
                               thereto the Form of Rights
                               Certificate

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